Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K furnished by Hongli Group Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is furnished, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is furnished to confirm these statements to actual results, unless required by law.

Overview

Hongli Group Inc. (“Hongli Cayman” or the “Company”), is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we consolidate the financial results of Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”) which is a variable interest entity (the “VIE”), and its subsidiaries (together with the VIE, collectively, “the PRC operating entities”), through the contractual arrangements (the “Contractual Arrangements”). Neither Hongli Cayman nor its subsidiaries own any equity interests in the PRC operating entities.

The PRC operating entities are one of the leading cold roll formed steel profile manufacturers in China with respect to functional innovation, performance improvement, and customized manufacturing of their products, according to China Sub-Association for Cold Formed Steel Industries, a professional industrial association. The PRC operating entities’ main business operation focuses on the design, production, deep processing, and sales of custom-made profile for machinery and equipment in a variety of sectors including but not limited in mining and excavation, construction, agriculture, and transportation industries.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management and financial resources and other factors.

Results of Operations

The following table summarizes the results of our operations for the six months ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Six Months Ended June 30,		Changes	Changes
	2024	2023	Increase (Decrease)	in %
Revenues, net	$6,962,241	$8,915,111	$(1,952,870)	-21.9%
Cost of revenues	4,659,769	5,869,310	(1,209,541)	-20.6%
Gross profit	2,302,472	3,045,801	(743,329)	-24.4%
Gross margin rate	33.1%	34.2%	-1.09%	-3.2%
Operating expenses
Selling, general and administrative	3,996,714	2,260,806	1,735,908	76.8%
Total operating expenses	3,996,714	2,260,806	1,735,908	76.8%

(Loss) income from operations	(1,694,242)	784,995	(2,479,237)	-315.8%
Other (expenses) income, net	(196,584)	76,950	(273,534)	-355.5%
(Loss) income before income taxes	(1,890,826)	861,945	(2,752,771)	-319.4%
Income tax expense	11,522	65,591	(54,069)	-82.4%
Net (loss) income	$(1,902,348)	$796,354	$(2,698,702)	-338.9%

Revenues

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	Six Months Ended June 30,		Changes	Changes
	2024	2023	Increase (Decrease)	in %
Revenue from domestic sales	$6,026,009	$6,724,804	$(698,795)	-10.4%
Revenue from export business	936,232	2,190,307	(1,254,075)	-57.3%
Revenues, net	$6,962,241	$8,915,111	$(1,952,870)	-21.9%

Our total revenues decreased by approximately $1.95 million, or 22%, to $6.96 million for the six months ended June 30, 2024, compared to $8.92 million for the six months ended June 30, 2023. This decline was primarily due to a significant reduction in sales to foreign customers. Specifically, our export revenue dropped by $1.25 million, or 57%, to $0.94 million for the six months ended June 30, 2024, down from $2.19 million for the six months ended June 30, 2023. This decrease in sales volume was largely driven by the ongoing economic downturn in the construction machinery industry, which began in 2023, leading to a reduction in orders from various customers.

Cost of revenues

Our cost of revenues primarily consists of expenses related to manufacturing our products, including the cost of raw materials, direct labor, and depreciation of production machinery and equipment. For the six months ended June 30, 2024, our cost of revenues was $4.66 million, a decrease of $1.21 million, or 21%, compared to $5.87 million for the six months ended June 30, 2023. The reduction in cost of revenue was in line with the decrease in revenue.

Gross profit

Our gross profit decreased by approximately $0.74 million, or 24%, to $2.30 million for the six months ended June 30, 2024, down from $3.05 million for the six months ended June 30, 2023. During this period, our gross margin rate declined to 33%, a decrease of 1% from 34% in the corresponding period of 2023. This reduction was primarily attributed to the increased depreciation and amortization costs allocated to the cost of sales, resulting from the addition of new equipment and land use rights.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses primarily consisted of sales and marketing expenses, general and administrative expenses and research and development expenses.

	Six Months Ended June 30,		Changes	Changes
	2024	2023	Increase (Decrease)	in %
Sales and marketing expenses	$258,856	$310,791	$(51,935)	-16.7%
General and administrative expenses	1,335,171	1,306,324	28,847	2.2%
Research and development (“R&D”) expenses	434,687	643,691	(209,004)	-32.5%
Share-based compensation	1,968,000	-	1,968,000	N/A
Total	$3,996,714	$2,260,806	$1,735,908	76.8%

SG&A expenses increased by approximately $1.74 million, or 77%, to approximately $4.00 million for the six months ended June 30, 2024, up from approximately $2.26 million for the six months ended June 30, 2023. This increase was primarily driven by an approximately $1.97 million share-based compensation expense. On May 6, 2024, the Company issued 1,200,000 shares to three members of the management team for services rendered during the current period. The shares were valued at $1.64 each, based on the market closing price on May 6, 2024.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and related employee benefits for sales and marketing personnel, as well as costs associated with shipping and handling, port and customs clearance, storage, promotion, and other sales-related activities. For the six months ended June 30, 2024, our sales and marketing expenses decreased by approximately $0.05 million, or 17%, to $0.26 million, down from approximately $0.31 million for the six months ended June 30, 2023. This decrease was mainly due to reduced freight, storage, and transportation costs. Additionally, other sales and marketing expenses were scaled down in line with the reduction in sales during this period.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and related employee benefits, repair and maintenance costs, professional service fees, depreciation and amortization, travel and entertainment expenses, office supplies, and other related expenditures. For the six months ended June 30, 2024, general and administrative expenses were approximately $1.34 million, an increase of $0.03 million, or 2.2%, compared to approximately $1.31 million for the six months ended June 30, 2023. This increase was mainly due to: (i) a $0.08 million increase in consulting and professional service expenses, which increased to $0.57 million for the six months ended June 30, 2024 from $0.49 million for the six months ended June 30, 2023, primarily due to costs associated with the Company’s stock being listed on The Nasdaq Stock Market LLC; (ii) a $0.01 million, or 3%, increase in wages and employee benefits, bringing the total to $0.39 million for the six months ended June 30, 2024, up from $0.38 million for the six months ended June 30, 2023; and (iii) a $0.02 million, or 33%, increase in depreciation and amortization expenses, totaling approximately $0.09 million for the six months ended June 30, 2024, up from $0.07 million for the six months ended June 30, 2023, due to the addition of new assets. These increases in general and administrative expenses were partially offset by a $0.06 million decrease in repair and maintenance expenses and a $0.03 million reduction in other general and administrative expenses.

Research and development (“R&D”) expenses

Substantially all research and development (R&D) costs reflect the Company’s investment in product development activities. For the six months ended June 30, 2024, the Company recorded R&D expenses of approximately $0.43 million, representing a decrease of $0.21 million, or 33%, from approximately $0.64 million for the six months ended June 30, 2023. This reduction in R&D expenses was primarily due to a decrease in production output.

Total other income (expenses)

	Six Months Ended June 30,		Changes	Changes
	2024	2023	Increase (Decrease)	in %
Other income (expenses)	$127,373	$445,148	$(317,775)	-71.4%
Financing expenses	(216,131)	(327,128)	110,997	-33.9%
Other gain (loss) and (expenses)	(107,826)	(41,070)	(66,756)	162.5%
Total other income (expenses)	$(196,584)	$76,950	$(273,534)	-355.5%

Total other income (expenses) primarily consisted of income from the sale of scrapped materials, government subsidies, and other miscellaneous sources. For the six months ended June 30, 2024, total other income (expenses) resulted in an expense of approximately $0.20 million, reflecting a decrease of approximately $0.27 million, or 356%, compared to an income of approximately $0.07 million for the six months ended June 30, 2023.

Financial expenses primarily consist of gains or losses from foreign currency transactions, interest incurred on loans, finance leases, financial liabilities, and interest expenses related to discounting notes receivable prior to their maturity. For the six months ended June 30, 2024, financial expenses decreased by approximately $0.11 million, or 34%, to $0.22 million, down from $0.33 million for the six months ended June 30, 2023. This decrease was mainly attributable to a reduction in interest expenses. For the six months ended June 30, 2024, interest expenses amounted to approximately $0.22 million, reflecting a decrease of $0.16 million, or 42%, from $0.38 million for the six months ended June 30, 2023. The reduction in interest expenses was largely due to lower interest rates in China and the Company’s refinancing of its loans at more favorable rates.

Other gains, losses, and expenses include gains or losses from the disposal of property and equipment, as well as other non-operating expenses. For the six months ended June 30, 2024, the net loss from these activities was approximately $0.11 million, representing an increase of $0.07 million (163%) compared to a net loss of approximately $0.04 million in the same period of 2023. This increase in loss was primarily due to the disposal of outdated equipment.

(Loss) income before income taxes

Our loss before income taxes was approximately $1.89 million for the six months ended June 30, 2024, representing a decrease of approximately $2.75 million, or 319%, from an income of approximately $0.86 million for the six months ended June 30, 2023. This loss was primarily attributable to a $1.97 million charge for share-based compensation and a reduction in gross profit of approximately $0.74 million, as previously discussed.

Income tax expense

Our income tax expense was approximately $12,000 for the six months ended June 30, 2024, a decrease of $54,000, or 82%, compared to approximately $66,000 for the six months ended June 30, 2023.

Net (Loss) Income

As a result of the factors discussed above, our net loss for the six months ended June 30, 2024, was approximately $1.90 million, representing a negative swing of approximately $2.70 million, or 339%, compared to a net income of approximately $0.80 million for the six months ended June 30, 2023. Loss per basic and diluted share was $0.15 for the six months ended June 30, 2024, a decrease of $0.22, compared to earnings per basic and diluted share of $0.07 for the six months ended June 30, 2023.

Foreign Currency Translation

Our principal operation is located in the PRC. RMB is the functional currency. The financial position and results of our operations are determined using RMB, the local currency. The unaudited condensed consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Foreign exchange rates published by the Federal Reserve Board were used in our unaudited condensed consolidated financial statements for the six months ended June 30, 2024.

	June 30, 2024	June 30, 2023	December 31, 2023	December 31, 2022
1 US$ = RMB
Period-end Spot Rate	7.2672	7.2513	7.0999	6.8983
Period Average Rate	7.2151	6.9256	7.0809	6.7299

Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents generated from our operations, external financing, advances from related parties and the recent initial public offering closed on March 31, 2023. As of June 30, 2024, our liquidity position remains sturdy, supported by a combination of cash on hand, cash and cash equivalents, and available credit facilities. We continue to manage our liquidity to meet both our short-term and long-term obligations while maintaining sufficient flexibility to take advantage of growth opportunities.

As of June 30, 2024 and December 31, 2023, the Company had cash, cash equivalents, and restricted cash totaling approximately $930,000 and $816,000, respectively. Our total debt as of June 30, 2024, was $10.3 million, representing an increase of $1.2 million, or 13%, compared to $9.1 million as of December 31, 2023. This increase was primarily due to the refinancing of short-term loans, driven by the favorable lower interest rates in the Chinese market, which allowed us to secure additional financing. Our debt-to-equity ratio remains at a manageable level, standing at 0.50 as of June 30, 2024, compared to 0.43 as of December 31, 2023. This reflects our disciplined approach to managing our capital structure.

Our working capital on June 30, 2024 was $3.7 million, an increase of $0.5 million, or 17%, compared to $3.1 million as of December 31, 2023. This change was driven primarily by the increase in bank notes receivable. As of June 30, 2024, we had $1.9 million in bank notes receivable, an increase of $1.6 million, compared to $0.2 million on December 31 of 2023.

We expect cash and cash equivalents from our operations to continue to be our primary sources of liquidity, with our credit facilities serving as a supplement. We believe that our current cash, cash equivalents, and cash and cash equivalents to be generated from our operations and our ability to access the capital markets will be sufficient to meet our working capital needs for at least the next twelve months. While we anticipate meeting all foreseeable financial obligations, including debt service requirements and planned capital expenditures, we will continue to monitor market conditions closely. In the event of a significant economic downturn or unexpected cash outflows, we are confident in our ability to access additional liquidity through our existing facilities or the capital markets.

Cash Flow Summary

The following table summarizes our cash flows for the six months ended June 30, 2024, and 2023.

	June 30, 2024	June 30, 2023	Change	Change in %
Net cash used in operating activities	$(1,218,353)	$(1,042,104)	$(176,249)	17%
Net cash (used in) / provided by investing activities	(383,749)	303,312	(687,061)	-227%
Net cash provided by / (used in) financing activities	1,736,444	(365,338)	2,101,782	-575%
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(19,592)	(143,163)	123,572	-86%
Net increase / (decrease) in cash, cash equivalents and restricted cash	114,750	(1,247,293)	1,362,043	-109%
Cash, cash equivalents and restricted cash, beginning of the period	815,669	2,114,039	(1,298,370)	-61%
Cash, cash equivalents and restricted cash, end of the period	$930,419	$866,746	$63,673	7%

Operating Activities

Net cash used in operating activities was approximately $1.2 million for the six months ended June 30, 2024. This includes a net loss of approximately $1.9 million, adjusted for non-cash items of approximately $2.6 million, and net negative changes in operating assets and liabilities of approximately $1.9 million. The negative changes in operating assets and liabilities mainly included an increase in notes receivable of $1.7 million, an increase in accounts receivable of $0.6 million, an increase in inventory of $0.02 million, a $0.03 million primarily decrease in due from related parties, and a $0.1 million decrease in accounts payable, accrued expenses, and income tax payable. These negative changes were partially offset by positive changes of $0.5 million, mainly included a decrease in prepaid expenses.

Net cash used in operating activities was approximately $1.0 million for the six months ended June 30, 2023. This includes net income of approximately $0.8 million, adjusted for non-cash items of approximately $0.3 million, and net negative changes in operating assets and liabilities of approximately $2.1 million. The negative changes primarily consisted of an increase in notes receivable of approximately $0.4 million, an increase in inventory of $0.3 million, an increase in prepaid expenses of $0.2 million, and a decrease in accounts payable, accrued expenses, and income tax payable totaling approximately $1.7 million. These negative changes were partially offset by a positive change of $0.6 million, mainly included a decrease in accounts receivable.

Investing Activities

Net cash used in investing activities was approximately $0.4 million for the six months ended June 30, 2024, which was the result of payments made for the acquisition of property and equipment totaling approximately $0.1 million and prepayments of approximately $0.3 million for the purchase of Yingxuan Assets.

Net cash provided by investing activities was approximately $0.3 million for the six months ended June 30, 2023, which was the result of a proceeds of $0.8 million from the sale of property and equipment. This was offset by a payment of approximately $0.2 million for the acquisition of property and equipment and a $0.3 million payment for a short-term investment.

Financing Activities

Net cash provided by financing activities was approximately $1.7 million for the six months ended June 30, 2024. This was to the result of a total borrowings of approximately $2.8 million from short-term loans and $0.4 million from long-term loans. These inflows were partially offset by repayments of short-term and long term loans totaling approximately $1.7 million and payments of approximately $0.1 million for financing liabilities and finance lease liabilities. Additionally, the Company received approximately $1.4 million advances from related parties and repaid approximately $1.0 million during the six months ended June 30, 2024.

For the six months ended June 30, 2023, net cash used in financing activities was approximately $0.4 million. This amount includes: (i) net proceeds of $8.1 million from the initial public offering, (ii) proceeds of $6.6 million from long-term and short-term loans, (iii) repayments of $15 million for long-term and short-term loans, (iv) repayments of $0.4 million for financing liabilities and finance leases, and (v) net advances of $0.4 million from related parties.

Critical Accounting Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the related disclosures of contingent assets and liabilities. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

We consider the following accounting estimates to be critical, as they involve significant judgments and assumptions that could materially affect our financial results and financial position:

1. Current Estimated Credit Loss (“CECL”): The CECL model requires measurement of the expected credit loss even if that risk of loss is remote. Management believes that historical collection information is a reasonable base on which to determine expected credit losses because the composition of the accounts receivables at the reporting date is consistent with that used in developing the historical credit-loss percentages. That is, the similar risk characteristics of the customers and its payment practices have not changed significantly over time. However, the foreseeable economic conditions will have a significant impact on our collectability of the accounts receivable. The Management believes that the treasury bill rate of the US Treasury is a useful indicator to reflect the future cost of the credit and the trend of economic at the time of reporting. The Company combined treasury bill rate and our historical loss rate to determine the rates of expected estimated credit losses. The accounts receivable sharing similar risk characteristics be pooled when the CECL is calculated.

2. Valuation of Inventory: Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. A write down of potentially obsolete or slow-moving inventory is recorded based on management’s analysis of inventory levels.

3. Estimated Useful of Long-lived Assets: Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The Company reviews the estimated useful lives of property and equipment periodically to ensure that they continue to be appropriate, considering factors such as technological advancements, physical wear and tear, and changes in market conditions. If the Company determines that the useful life of an asset should be revised, the remaining net book value of the asset is depreciated prospectively over its revised remaining useful life.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2024.